Exhibit 4.7

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Emerald Health Therapeutics, Inc. (the “Company”)

PO Box 24076, 4420 West Saanich Road
Victoria, British Columbia V8Z 7E7

Item 2.	Date of Material Change

January 3, 2018

Item 3.	News Release

A news release was disseminated on January 3, 2018 through GlobeNewswire and subsequently filed on SEDAR.

Item 4.	Summary of Material Changes

The Company announced that it had entered into a binding term sheet with a single Canadian institutional accredited investor (the “Investor”) pursuant to which the Investor has agreed, subject to certain customary conditions, to purchase 3,000,000 units of the Company (the “Units”) at a price of $5.00 per Unit for total gross proceeds of $15,000,000 (the “Offering”). The securities forming the Units will be qualified under a shelf prospectus supplement to be filed by Emerald prior to closing.

The Investor has also agreed to purchase from Emerald Health Sciences Inc. (“Sciences”), a control person of the Company, 2,000,000 Common Shares held by Sciences at a price of $5.00 per share (the “Secondary Sale”). The Secondary Sale will close concurrently with the closing of the Offering.

Item 5.	Full Description of Material Change

The Company announced that it had entered into a binding term sheet with the Investor under which the Investor has agreed, subject to certain customary conditions, to purchase 3,000,000 Units at a price of $5.00 per Unit for total gross proceeds of $15,000,000. The securities forming the Units will be qualified under a shelf prospectus supplement to be filed by Emerald prior to closing.

Each Unit will consist of one common share of the Company and one common share purchase warrant (a “Warrant”). Each Warrant will entitle the Investor to acquire one common share of the Company (a “Warrant Share”) at a price of $6.00 per Warrant Share for a period of 36 months following the closing of the Offering. In the event that the closing sale price of the Company’s common shares (the “Common Shares”) on the TSX Venture Exchange is greater than $8.00 per Common Share for a period of 10 consecutive trading days at any time after the closing of the Offering, the Company may accelerate the expiry date of the Warrants by giving notice to the Investor and in such case the Warrants will expire on the 30th day after the date on which such notice is given by the Company.

The Investor has also agreed to purchase from Sciences, a control person of the Company, 2,000,000 Common Shares held by Sciences at a price of $5.00 per share (the “Secondary Sale”). The Secondary Sale will close concurrently with the closing of the Offering.

The Company intends to use the net proceeds of the Offering for its production and R&D-related growth plans, working capital and general corporate purposes.

The Units will be offered by way of a shelf prospectus supplement to be filed in all of the provinces of Canada, except Quebec, pursuant to National Instrument 44-101 - Short Form Prospectus Distributions. The Secondary Sale will be completed pursuant to a Form 45-102F1 Notice of Intention to Distribute Securities under Section 2.8 of NI 45-102 Resale of Securities filed by Sciences on January 3, 2018.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:
Chris Wagner
Chief Executive Officer
Telephone: 1.800.757.3536 ext.720

Item 9.	Date of Report

January 4, 2018

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